10 S. Riverside Plaza, Suite 1100	(312) 798-6000 tel
Chicago, Illinois 60606	(312) 466-0185 fax
www.trz.com
August 19, 2005
VIA EDGAR AND FACSIMILE
Robert F. Telewicz, Jr.
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trizec Properties, Inc. Item 4.02 Form 8-K Filed August 4, 2005 File No. 001-16765
Dear Mr. Telewicz:
     Set forth below are the responses of Trizec Properties, Inc. (the “Company”) to the staff’s comment letter, dated August 12, 2005 (the “Comment Letter”), relating to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2005. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.
Form 8-K
     1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 and for the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.
          In connection with the Company’s determination to restate its unaudited consolidated financial statements for the three months, six months and nine months ended

Robert F. Telewicz, Jr.
August 19, 2005

March 31, 2004, June 30, 2004 and September 30, 2004, respectively, as more fully described in the Company’s Current Report on Form 8-K filed with the Commission on August 4, 2005, the Company’s certifying officers reconsidered the effect of the material errors on the adequacy of the Company’s disclosure controls and procedures as of the end of the periods covered by the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, for the period covered by the Company’s Form 10-K for the year ended December 31, 2004, and as of the end of the periods covered by the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
     This reconsideration involved, among other things, a comprehensive review of the procedures the Company had in place regarding preparation of the Company’s financial statements, and an assessment of whether any breakdown occurred in the implementation of these procedures. Based on this review, the certifying officers reaffirmed that the Company’s disclosure controls and procedures for such prior periods were effective and adequate.
     In reaching this conclusion, the Company and the certifying officers determined that the errors were not the result of a pervasive or systemic breakdown in the disclosure controls and procedures. Instead, they were the result of simple human error in classifying between cash flows from operating and investing activities related to a change in escrows and restricted cash that occurred in the preparation and review of the statements of cash flows. In making this determination, the Company and the certifying officers carefully reviewed the existing controls. These controls include the following:
•	The Company has a formal Disclosure Controls and Procedures Committee (the “Disclosure Committee”) whose purpose is to assist the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in the process of (i) accumulating information about the Company, (ii) evaluating the materiality of such information, (iii) determining whether disclosure of such information is necessary under the federal securities laws and other regulatory requirements, and (iv) ensuring disclosure of such information on a timely basis. The Committee also assists the CEO and CFO in evaluating the effectiveness of the aforementioned process and taking such actions as may be necessary to improve such process.
*	The Disclosure Committee includes the Company’s CFO, Chief Operating Officer (“COO”), Senior Vice President — General Counsel and Corporate Secretary, Corporate Counsel and Assistant Corporate Secretary, Senior Vice President – Investor Relations, Vice President – Financial Reporting and Director of Finance.

*	The Disclosure Committee meets at least once per fiscal quarter prior to the issuance of the Company’s quarterly or annual earnings press release and the

Robert F. Telewicz, Jr.
August 19, 2005

filing of the Company’s Quarterly Report on Form 10-Q or Annual Report on Form 10-K. At these meetings, the Disclosure Committee discusses numerous pieces of potentially material information, including real estate transactions, capital market transactions, litigation, tenant bankruptcies, any significant change or unexpected change in property operations or any event outside the ordinary course of business, that are significant to, or have an effect on, the Company’s results of operations, financial condition or prospects, or that the Company believes would be of importance to the Company’s stockholders.
•	In connection with the recording, processing, summarizing and reporting of financial information, the Company’s disclosure controls and procedures incorporate certain aspects of internal control over financial reporting including the following: (i) controls surrounding the accuracy of financial statement amounts and disclosures, including the completion and review of numerous reports and schedules supporting the financial statement amounts and disclosures; (ii) controls surrounding presentation and disclosure, such as completing checklists to ensure financial statement filings contain all required disclosures and are prepared in accordance with generally accepted accounting principles; and (iii) controls surrounding the completeness of financial statement disclosures, such as various quarterly inquiries and correspondence with corporate and regional employees within different functions of the Company.

•	Certain members of management, including the CEO, CFO and COO, perform a thorough review of the financial statements prior to the issuance of the quarterly or annual earnings press release and the filing of the Company’s Quarterly Report on Form 10-Q and Annual Report on Form 10-K.

•	The Company’s Audit Committee and certain members of management meet at least quarterly to discuss, among other matters, the quarterly report of the Disclosure Committee, the issuance of the quarterly and annual earnings press release and the filing of the Quarterly Report on Form 10-Q and Annual Report on Form 10-K.
     While the Company and the certifying officers have reconsidered the adequacy of the Company’s existing disclosure controls and procedures and have concluded that they are adequate, the Company has determined that it can enhance its disclosure controls by providing additional training to employees who are responsible for preparing and reviewing its financial statements to ensure that each responsible person possesses a better understanding of the preparation of the statement of cash flows, including the appropriate classification between operating, investing and financing activities that gave rise to the aforementioned restatements. This enhancement is in the process of being implemented and is not viewed by the Company as representing a significant change.

Robert F. Telewicz, Jr.
August 19, 2005

     2. Please tell us how you determined that it would be appropriate to correct the errors noted in your Item 4.02 8-K in your 2005 first, second and third quarter Forms 10-Q rather than amending your 2004 first, second and third quarter Forms 10-Q.
     Upon recognizing the errors, management concluded that such information should be disclosed as soon as possible to the public so that its stockholders and potential investors could have an immediate understanding of the errors and their effect on the Company’s previously issued financial statements. As a result, management of the Company acted quickly by filing the Form 8-K to publicly disclose that its previously issued financial statements for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 should not be relied upon due to such errors. In this Form 8-K, the Company disclosed the amounts of “reported” and “as restated” cash flows from its operating, investing and financing activities for each of the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively. Concurrently, management of the Company considered correcting the errors by filing amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 or through its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 and ending September 30, 2005.
     In considering these two alternatives, management considered the fact that (a) the Company had made an immediate disclosure of its previously reported and as restated cash flows from its operating, investing and financing activities for each of the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively, (b) the correct amounts of cash flows from the restatements did not affect the previously reported net change in cash and cash equivalents for the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively, (c) the restatements had no impact on the Company’s previously reported unaudited consolidated balance sheets as of, or unaudited consolidated statements of operations or the related per share amounts for, the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, and (d) the audited consolidated balance sheet as of, and the audited consolidated statements of operations, the related per share amounts and consolidated statement of cash flows for, the year ended December 31, 2004, as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, were correct as previously reported and not affected by the restatements.
     Based on these considerations, management of the Company concluded that no meaningful additional disclosure to investors would be accomplished by amending the 2004 quarterly reports, and that it would be appropriate to correct the errors through its Quarterly Reports on Form 10-Q (or by an amendment thereof) for the quarterly periods ended March 31, 2005 and June 30, 2005 and ending September 30, 2005.
* * * * *

Robert F. Telewicz, Jr.
August 19, 2005

     In connection with this response letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at 312-798-6201. Thank you for your assistance.

Sincerely, /S/ Michael C. Colleran Michael C. Colleran Executive Vice President and Chief Financial Officer

cc:	Timothy H. Callahan Ted R. Jadwin